RECEIVED

2008 SEP 15 P 12:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549
United States of America

08004911

8 September 2008

Ladies and Gentlemen:

SUPPL

Re: Fiberweb plc (formerly Fiberweb Limited)
<u>Rule 12g3-2(b) Exemption File No. 8235043</u>

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of Fiberweb plc (the "Company"), enclosed for your attention are the documents listed in Annex A hereto.

These documents supplement the information previously provided with respect to the Company's exemption under Rule 12g3-2(b), which was established on December 6, 2006.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the United States legal system.

Please do not hesitate to contact the undersigned at +44 (0)20 8439 8319 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully

For and on behalf of
FIBERWEB PLC

PROCESSED
SEP 16 2008
THOMSON REUTERS

A Holland
Company Secretary

RECEIVED

2008 SEP 15 P 12:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNEX A

8235043

FIBERWEB PLC
8 September 2008

FIBERWEB PLC

1. Announcements made via a Regulatory Information Service/U.S. Securities and Exchange Commission

22 August 2008	Holdings in Company
14 August 2008	Holdings in Company
12 August 2008	Holdings in Company
8 August 2008	Director Shareholding
7 August 2008	Director Shareholding
7 August 2008	Interim Results
6 August 2008	Holdings in Company
6 August 2008	Holdings in Company

Details of all regulatory announcements for Fiberweb plc can be found on the London Stock Exchange website at www.londonstockexchange.com and on the Fiberweb plc website at www.fiberweb.com

2. Documents filed with Companies House/U.S. Securities and Exchange Commission

Date	Document Type	Description
-		

Copies of documents filed at Companies House can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at

www.direct.companieshouse.gov.uk

Copies of all the above documents may be obtained from the Company Secretary at the Company's Registered Office:

3. Documents sent to shareholders.

Date	Description
-	

4. Documents filed with the UKLA viewing facility

Date	Description
-	

Fiberweb plc

1 Victoria Villas

Richmond on Thames

London TW9 2GW

8235043

Schroder Plc
31 Gresham Street, London EC2V 7QA
Telephone 020 7658 6000 Fax 020 7658 6965
www.schroders.com

RECEIVED
2008 SEP 15 P 12:43

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Fiberweb Plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to notification obligation:	Schroders plc
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	21.08.08
6. Date on which issuer notified:	22.08.08
7. Threshold(s) that is/are crossed or reached:	Above 5%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
Ordinary GB00B1FMH067	4,525,922	4,148,829	N/A	N/A	6,247,932	N/A	5.10%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
6,247,932	5.10%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Schroder Investment Management Limited 6,029,725 4.92% Schroders (CI) Limited 218,207 0.18%

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.
14 Contact name:	Taryn O'Donoghue
15. Contact telephone name:	020 7658 2959

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	FIBERWEB PLC
2. Reason for the notification (please tick the appropriate box or boxes)	

An acquisition or disposal of voting rights	X
An acquisition or disposal of *financial instruments* which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): **Exemption Trading Book DTR 5.1.3 (4)**	X

3. Full name of person(s) subject to the notification obligation:	The Goldman Sachs Group, Inc.
4. Full name of shareholder(s) (if different from 3.):	Goldman Sachs International, Goldman Sachs Asset Management, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	11 AUGUST 2008
6. Date on which issuer notified:	13 AUGUST 2008
7. Threshold(s) that is/are crossed or reached:	Below 3%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
				Direct x	Indirect xi	Direct	Indirect
GB00B1FMH067	7,667,941	6.26%					

B: Financial Instruments

Resulting situation after the triggering transaction xii				
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
We hereby notify you that as at close of business on 11 August 2008, The Goldman Sachs Group, Inc., of 85 Broad Street, New York, NY 10004, USA, no longer has a notifiable interest in shares.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	General email contact: shareholderdisclosures@gs.com
14. Contact name:	Sean Rogers / Alan Cox
15. Contact telephone number:	0207-552-9205 / 0207-774 -8774

Financial Services Authority

RECEIVED

2008 SEP 15 P 12:42

FSA

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	FIBERWEB PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	☒
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):______	☐
3. Full name of person(s) subject to the notification obligation:	The Goldman Sachs Group, Inc.
4. Full name of shareholder(s) (if different from 3.):	Goldman Sachs International, Goldman Sachs Asset Management, L.P.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	08 AUGUST 2008
6. Date on which issuer notified:	12 AUGUST 2008
7. Threshold(s) that is/are crossed or reached:	7%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
				Direct [x]	Indirect [xi]	Direct	Indirect
GB00B1FMH067	9,436,063	7.71%		7,667,525	416	6.26%	0.00%

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
7,667,941	6.26%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
The interest in 7,667,525 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP. The interest in 416 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	General email contact: shareholderdisclosures@gs.com
14. Contact name:	Sean Rogers / Alan Cox
15. Contact telephone number:	0207-552-9205 / 0207-774 -8774

Regulatory Announcement

Go to market news section

Company	Fiberweb Plc
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	11:08 08-Aug-08
Number	9569A11

RNS Number : 9569A
Fiberweb Plc
08 August 2008

Fiberweb plc

8 August 2008

DIRECTORS' SHAREHOLDINGS

Fiberweb plc (the "Company") has been informed that the following transaction by a director of the Company took place on 7 August 2008:

Richard Stillwell, Non-Executive Director of Fiberweb plc, purchased 40,000 ordinary shares at a price of 43.5 pence per share. As a result of this transaction Mr Stillwell now beneficially owns 127,500 shares in Fiberweb.

This notification is made pursuant to Disclosure and Transparency Rule 3.1.4 R.

END

Regulatory Announcement

Go to market news section

Company	Fiberweb Plc
TIDM	FWEB
Headline	Director/PDMR Shareholding
Released	17:12 07-Aug-08
Number	9177A17

RNS Number : 9177A
Fiberweb Plc
07 August 2008

7 August 2008

FIBERWEB PLC (the "Company")

DIRECTORS' SHAREHOLDINGS

Fiberweb plc (the "Company") has been informed that the following transactions by directors of the Company took place today.

Mr Daniel Dayan, Chief Executive Officer of Fiberweb plc, purchased 115,117 ordinary shares at a price of 43.11 pence per share. As a result of this transaction Mr Dayan now beneficially owns 1,085,216 shares in Fiberweb.

Mr Daniel Abrams, Chief Financial Officer of Fiberweb plc, purchased 115,117 ordinary shares at a price of 43.11 pence per share. As a result of this transaction Mr Abrams now beneficially owns 223,948 shares in Fiberweb.

This notification is made pursuant to Disclosure and Transparency Rule 3.1.4 R.

Thursday, 7 August 2008

Fiberweb

Fiberweb plc
("Fiberweb", "the Group" or "the Company")

Interim Management Report

Fiberweb plc, the leading international nonwoven fabrics producer, announces its interim results for the six months ended 30 June 2008.

Highlights

- Steady performance improvement despite challenging macroeconomic environment
- Total revenue increase of 10% to £260.0 million (H1 2007: £236.7 million) – up 2.6% at constant currency
- Underlying[(1)] operating profit increase of 38% to £8.8 million (H1 2007: £6.4 million)
- Underlying[(1)] operating profit margin increase of 0.7 points to 3.4% (H1 2007: 2.7%)
- Net operating cash inflow increase of 25% to £26.2 million (H1 2007: £20.9 million)
- Debt reduced again by £18.7 million to £118.9 million through successful disposals and further working capital reduction
- Further cost reductions by the end of 2009 with annual benefits of at least £5 million on a full year basis
- Interim dividend maintained at 1.7 pence
- New medium-term target for debt of 2x EBITDA

Key Financials

£ million (except where otherwise indicated)	**2008 (unaudited)**	2007 (unaudited)
Results from continuing underlying[(1)] operations:		
Revenue	**260.0**	236.7
Underlying[1] Operating Profit	**8.8**	6.4
Underlying[1] Profit before Tax	**4.4**	0.5
Adjusted[1] Earnings per Share (pence)	**2.4**	0.3
Results after restructuring and other non-recurring items:		
Operating Profit/(Loss) from Continuing Operations	**6.2**	(30.2)
Profit/(Loss) before Tax from Continuing Operations	**1.8**	(36.1)
Basic Earnings/(Loss) per Share from Continuing Operations (pence)	**1.9**	(28.1)
Net Operating Cash Flow	**26.2**	20.9
Net Debt	**118.9**	125.0
Proposed Interim Dividend per Share (pence)	**1.7**	1.7

[1]Underlying operating profit, underlying profit before tax and adjusted earnings per share from continuing operations are stated before restructuring costs and other non-recurring items.

Commenting on the results, Daniel Dayan, Chief Executive Officer, said:
"Fiberweb has delivered a solid half-year of continuing margin recovery and debt reduction against a challenging economic backdrop. The benefits of on-going simplification and investment are clearly evident. Hygiene has benefited from strong sales growth in developing markets, while Industrial has seen higher margins from portfolio rationalisation and efficiency improvements. Management actions to increase efficiencies and reduce costs further are expected to benefit the second half, mitigating an uncertain macroeconomic environment and volatility in raw material prices. The Board continues to anticipate progress in the Group's turnaround for the year as a whole."

-ENDS-

Contacts

Fiberweb plc 0208 439 8594
Daniel Dayan, Chief Executive
Daniel Abrams, Chief Financial Office

Weber Shandwick Financial 0207 067 0700
Ian Bailey/ Nick Dibden/ James White

Notes to Editors
Fiberweb is a leading international manufacturer of speciality nonwoven materials, with a total of 16 plants operating in eight countries across Europe, North America and Asia. The Group comprises businesses supplying tailored solutions to Industrial and Hygiene nonwovens markets. The Industrial businesses focus on growing niche markets in filtration, speciality construction and agriculture, with technologically differentiated products and strong brands. The Hygiene businesses focus on supplying leading producers of diapers, feminine hygiene and adult incontinence products with value-added and reliable nonwoven components.

Group management will present their results to shareholders and analysts at 09.00am this morning at the offices of RBS, 250 Bishopsgate, London. The presentation will be broadcast and made available later today on the Group's website: www.fiberweb.com

Cautionary statement
This Interim Management Report (IMR) has been prepared solely to provide additional information to shareholders to assess the Group's strategies and the potential for those strategies to succeed. The IMR should not be relied on by any party or for any other purpose.

The IMR contains forward-looking statements. These statements are made by the directors in good faith based on the information available to them up to the time of their approval of this report and such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking information.

This interim management report has been prepared for the Group as a whole and therefore gives greater emphasis to those matters which are significant to Fiberweb plc and its subsidiary undertakings when viewed as a whole.

Chief Executive's Review

I am pleased to report that in the first six months of the current financial year, we have made good progress in executing our long-term strategy and meeting our business objectives, despite a business environment which has, in general, been challenging.

The continuing downturn in the US residential construction industry, weakness in Western European residential construction and growing pressures on consumer spending have impacted important end-markets for Fiberweb's customers. These trends have reduced demand in some areas and have restricted the Group's ability to pass on cost increases through pricing. By contrast, the Group's Asian airlaid business has been operating at full capacity in a strong market.

While the prices of the Group's raw materials, which are largely derived from oil, have varied by region, the overall impact has been neutral during the first six months of this year. This has again focused attention on Fiberweb's own abilities to increase efficiencies, reduce costs and commercialise new products successfully to drive growth in profit and cash flow and we have accomplished significant progress with other key goals.

We have **reduced debt** by £18.7 million since 31 December 2007 to £118.9 million, despite an adverse £7.5 million impact of exchange. This has been achieved through further significant reduction in working capital, which fell from 17.9% to 16.0% of sales during the period, and through the successful disposal of two non-core businesses: Bidim in Brazil for BRL55.5 million/£17.6 million before transaction costs in June and our 15% investment in Saudi German Nonwovens Products Co. (SGN) in Saudi Arabia for US$7.3 million/£3.5 million in May.

The Board recognises the importance of continuing the programme of debt reduction that has seen net debt reduced from £175 million at demerger to £119 million today, and has accordingly set **a medium-term target to achieve net debt of around twice earnings before interest, tax, depreciation and amortisation (EBITDA).** This will be achieved through a combination of continuing improvement in trading cash flow, asset disposals and a higher return threshold for investments, recognising the variable nature of the timing of capital expenditure.

We have **increased underlying operating margin** by another 0.3% to 3.4%, following a similar increase in the second half of 2007. This has been achieved largely through improved operating efficiencies, better capacity utilisation, especially in our Asian airlaid operations, and reductions in overhead costs. Overall headcount has been reduced by 6% while volumes have grown by 2%.

We have **derived stability from the Group's portfolio** of hygiene and industrial products. While some industrial areas, notably in construction, have seen significant market declines arising from the widely-reported housing recession in several countries, hygiene areas have, as expected, seen stable overall demand in developed markets and continued growth in developing markets.

We have **continued to invest** in new production technology orientated towards more speciality products. £5.2 million has been spent in respect of the new speciality spunbond line in Italy, which was approved last year and which is expected to be in commercial production in 2009. A further £3.1 million has been spent on completion of

the new airlaid lines in Tianjin, China and Korma, Italy. Both of these lines are in operation, with further performance optimisation expected in the second half of the year. The second airlaid line in Tianjin is particularly notable for its use of local technology at a significantly reduced capital cost per tonne, targeted specifically at the local market for mid-tier products.

Further cost reduction

We announced in April that further restructuring was under review. We can now give more details of this programme, which has three major elements:

First, the Group has been reorganised into two global hygiene businesses – consumer fabrics and airlaid - and three regional industrial businesses. This enables further simplification of the management structure and a much sharper focus on specific markets. A crucial element is the launch of a major programme to improve the quality of the Group's sales and marketing expertise, designed to accelerate new product development and commercialisation.

Second, within the European consumer fabric plant network, proposals are under consideration to close the equivalent of four of the current twelve spunbond production lines through a combination of closures or reduced manning. Together with the new spunbond line currently under construction in Italy, this change will increase our average capacity per line in Europe by 50% with a significant reduction in average cost, while total capacity will remain broadly constant.

Third, the Group will embark on a carefully controlled programme to integrate currently fragmented IT systems, allowing further reductions in overhead costs during 2009 and beyond.

These programmes are expected to result in total cost reductions of at least £5 million per annum by the end of 2009. Associated non-recurring cash restructuring costs of at least £7 million are expected, primarily in respect of redundancy costs, of which, £2.8 million was incurred in the six months ended 30 June 2008. The remainder will be incurred by the end of 2009.

Outlook

Fiberweb has now demonstrated steady progress in improving underlying operating margins and in reducing debt. Growth opportunities in Industrial niche markets with differentiated, branded products and the more defensive qualities of the Hygiene businesses both remain attractive. The further restructuring outlined today will strengthen Fiberweb's ability to face market challenges despite an uncertain macroeconomic environment and volatility in raw material prices. The Board continues to anticipate progress in the Group's turnaround for the year as a whole.

Financial Review

Results for the six months ended 30 June 2008

	Hygiene £m	Industrial £m	Unallocated Corporate £m	Continuing £m	Discontinued £m	Total £m
2008						
External sales by origin	158.4	101.6	-	260.0		260.0
Underlying* operating profit	6.6	5.4	(3.2)	8.8	-	8.8
Restructuring costs and other non-recurring items	(7.8)	6.0	(0.8)	(2.6)	-	(2.6)
Segment result	(1.2)	11.4	(4.0)	6.2	-	6.2
Underlying* operating profit margin	4.2%	5.3%		3.4%	-	3.4%
Capital additions	11.8	1.6	-	13.4	-	13.4
Depreciation	11.4	3.7	0.1	15.2	-	15.2
2007						
External sales by origin	134.4	102.3	-	236.7	31.5	268.2
Underlying* operating profit	5.8	4.2	(3.6)	6.4	0.3	6.7
Restructuring costs and other non-recurring items	(8.5)	(28.1)	-	(36.6)	-	(36.6)
Segment result	(2.7)	(23.9)	(3.6)	(30.2)	0.3	(29.9)
Underlying* operating profit margin	4.3%	4.1%	-	2.7%	1.0%	2.5%
Capital additions	13.6	3.7	-	17.3	0.5	17.8
Depreciation	11.8	4.3	-	16.1	1.7	17.8

*Underlying results are stated before restructuring costs and other non-recurring items as set out in note 6 to the condensed consolidated financial statements.

Underlying operating performance for the six months ended 30 June 2008 has seen continuing progress, with sales growth of 10% and a 26% increase in the underlying operating margin to 3.4% (six months ended 30 June 2007: 2.7%). At constant currency, sales growth was 2.6% and underlying operating profit increased by 15.8% from £7.6 million to £8.8 million. Underlying gross margin has improved from 19.1% last year to 19.9% this year. This improvement reflects both cost reduction programmes and on-going efforts to exit low margin businesses and improve manufacturing efficiency to combat increasing raw material and energy costs.

Other operating income of £0.8 million is lower than the £1.5 million reported in the prior period. 2007 income included one-off revenue of £0.7 million from a third party in respect

of the sale of intellectual property. Central costs of £3.2 million reflect cost reduction actions and compare favourably to £3.6 million in the six months ended 30 June 2007.

Industrial Division

£m	H1 2008	H1 2007	Change	Percentage change
Revenue	101.6	102.3	(0.7)	(0.7)%
Underlying Operating Profit	5.4	4.2	1.2	28.6%
ROS %	5.3%	4.1%	1.2	

Overview
Industrial sales are broadly flat year on year. At constant currency, sales have fallen by £5.1 million, or 4.8%, as a result of both strategic exits from non-profitable markets following last year's detailed review of margins and the on-going downturn in the construction sector in both the US and Western Europe, with limited opportunity to pass on raw material price increases. Despite the sales reduction, underlying Industrial operating margins have strengthened to 5.3% versus 4.1% last year, with a £1.2 million absolute increase in operating profits (£0.9 million at constant currency).

Americas
The effect of our strategic focus on improving product mix, notwithstanding a 12.5% reduction in sales volumes, means that actual sales have fallen only £3.3 million or 5% at constant currency. In the US, the positive impact of margin improvement programmes, especially in filtration and graphic arts, and cost reduction actions are evident in an underlying operating profit increase at constant currency of £1.6 million to £3.1 million. The return on sales has climbed to 5.0% from 2.2% last year, which is particularly pleasing against a backdrop of increasing raw material prices in the US during the first half and constraints on pricing.

Europe and Rest of the World
In the face of difficult construction markets, we have seen revenues fall by £1.8 million at constant currency and return on sales decline from 7.5% to 5.9%. New product launches in Europe and strengthened distribution in Eastern Europe are being implemented in response. Underlying operating profit fell from £3.1 million to £2.4 million at constant currency.

In line with our strategy to streamline the Group's global portfolio, we completed the disposal of our Brazilian business, Bidim, in June 2008. In the period prior to its disposal, Bidim generated revenue of £7.9 million (six months ended 30 June 2007: £6.5 million) and operating profit of £0.4 million (six months ended 30 June 2007: £0.7 million).

Hygiene Division

£m	H1 2008	H1 2007	Change	Percentage change
Revenue	158.4	134.4	24.0	17.8%
Underlying Operating Profit	6.6	5.8	0.8	13.8%
ROS %	4.2%	4.3%	(0.1)	

Overview

Revenue from the Hygiene businesses has increased by £24.0 million or 17.8% over the same period last year or by £11.5 million and 7.9% at constant currency, primarily reflecting volume growth of 8.2%. Underlying operating profit margins have fallen slightly to 4.2% from 4.3% in the first half of last year, but return on sales has increased 1% against the second half of 2007. As previously reported, continuing commissioning delays at the new Italian airlaid line have adversely impacted margins.

Americas

Sales have increased 1.3% to £39.1 million at constant currency with volumes up slightly by 1% over the same period last year. Underlying operating margins have improved from negative 1.6% to a positive 3.5% this half, benefiting from the impact of recent cost reduction programmes.

Europe and Rest of the World

Due to over-capacity in the European spunbond industry and the commissioning issues above, underlying operating profit reduced to £5.3 million compared to £7.2 million last year at constant currency, representing a decline in return on sales to 4.4% from 6.6%.

The restructuring programme outlined above was initiated during the second quarter in order to deliver cost reductions and improve efficiencies.

Raw material prices

Despite the continuing upward trend of oil prices during the first half of 2008, increased capacity and weak demand in Europe resulted in polypropylene prices falling in this region, which compensated for price increases in North America. Overall, the impact of raw material costs has been neutral during the first six months of this year.

Restructuring costs and other non-recurring items

In the six months ended 30 June 2008, the Group has recognised £12.8 million of restructuring costs and other non-recurring items, excluding the gains on disposal of businesses discussed below (six months ended 30 June 2007: £36.6 million). The Group has recognised £8.8 million of impairment losses in respect of non-US Hygiene production equipment. £0.3 million is attributed to losses realised on the sale of the Americas Industrial inventory written down last year and a further write-down of £0.3 million to reduce the remaining inventory to our latest estimate of its net realisable value. The Group incurred professional fees of £0.6 million in respect of the proposed offer for the Group by Avgol, which was terminated in April.

The remaining £2.8 million comprises restructuring costs incurred across the Group, but mainly within the Hygiene division, with the majority relating to headcount reductions. The Group typically achieves a one year payback for these cost saving programmes.

As outlined above, further cost saving actions are planned in 2008 and 2009.

Sale of businesses

On 21 May 2008, the Group sold its 15% investment in SGN for US$7.3 million. The Group recognised a gain on disposal of £2.9 million before tax of £0.7 million. Prior to the disposal, the Group received dividends of £0.8 million from SGN in respect of its share of prior period profits (six months ended 30 June 2008 and year ended 31 December 2007: £nil).

On 20 June 2008, the Group sold the entire issued share capital of its subsidiary Bidim to Mexichem Amanco Holdings S.A de C.V. (Mexichem) for gross proceeds of £17.6 million/ BRL 55.5 million. £0.9 million/ BRL 2.8 million of the proceeds are being held in escrow and will be released by 31 December 2008. The Group recognised a gain on disposal of £7.3 million. Reflecting a period of increased costs, Bidim contributed £0.4 million to the Group's first half underlying operating profit. The underlying operating profit for the six months ended 30 June 2007 was £0.7 million and for the full year ending 31 December 2007 was £1.3 million.

The proceeds from both of these divestments were used to repay Group debt.

Cash flow

£m	H1 2008	H1 2007
Underlying EBITDA - continuing	24.0	22.5
Inflow from decrease in working capital	5.3	1.1
Cash outflow in respect of non-recurring items	(3.3)	(3.4)
Other	0.2	0.7
Cash from operations	**26.2**	**20.9**
Capital expenditure	(13.4)	(17.8)
Net interest paid	(4.6)	(5.9)
Dividends	(3.1)	(4.8)
Net proceeds on disposals	20.1	41.9
Other	1.2	0.7
Total cash flow	**26.4**	**35.0**
Net debt brought forward	(137.6)	(165.3)
Other	(0.2)	2.8
Exchange (losses)/gains	(7.5)	2.5
Net debt carried forward	**(118.9)**	**(125.0)**

Net cash inflow from operating activities of £26.2 million is ahead of the £20.9 million generated in the same period last year. The increase reflects our improved trading result and strong working capital performance. Trade working capital fell during the period as a percentage of annualised sales from 17.9% at December 2007 to 16.0%. In cash flow terms, this reduction generated an inflow of £5.3 million compared to an inflow of £1.1 million in the same period last year and an inflow of £2.4 million in the year ended 31 December 2007. The Group paid £1.1 million in taxes in the six months to 30 June 2008 (six months ended 30 June 2007: £0.3 million).

The Group received net proceeds of £20.1 million from its disposal of Bidim and sale of its investment in SGN (six months ended 30 June 2007: £41.9 million from the sale of Hygiene Wipes). Dividend income of £0.9 million (six months ended 30 June 2007: £nil)

further boosted cash flows. Capital investment in the first half of £13.4 million (six months ended 30 June 2007: £17.8 million) included £3.1 million in connection with the new airlaid lines in China and Italy and £5.2 million in respect of instalments for the new spunbond line approved last year and currently under construction in Italy. Net interest payments of £4.6 million compare to £5.9 million in the same period last year and reflect the consistent reduction in the Group's net debt levels since demerger. Dividends paid in respect of the final dividend for the year ended 31 December 2007 total £3.1 million (six months ended 30 June 2007: £4.8 million).

Net debt

Net debt at 30 June 2008 stands at £118.9 million, reduced by £18.7 million since year end, after having absorbed £7.5 million in exchange losses on translation primarily as a result of the strengthening Euro. Since 30 June, the Group has used a portion of its substantial cash balances to repay debt.

Dividend and dividend policy

In line with the Group's dividend policy, the Board has approved a maintained interim dividend of 1.7 pence. It will be paid on 5 November 2008 to shareholders on the register at close of business on 3 October 2008. During the period, the Group paid £3.1 million in respect of the final dividend approved in respect of the year ended 31 December 2007.

Directors' responsibilities

We confirm that to the best of our knowledge:

(a) the condensed consolidated set of financial statements has been prepared in accordance with IAS 34 "Interim Financial Reporting";

(b) the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year), and

(c) the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board,

Chief Executive Officer **D Dayan**	Chief Financial Officer **D Abrams**
6 August 2008	6 August 2008

****

Exchange rates

		30 June 2008	30 June 2007	31 December 2007
USD	Average	1.98	1.98	2.00
	Period end	1.99	2.00	1.99
Euro	Average	1.29	1.48	1.46
	Period end	1.26	1.49	1.36

CONDENSED CONSOLIDATED INCOME STATEMENT (unaudited)
Six months ended 30 June 2008

	Note	Six months ended 30 June 2008			Six months ended 30 June 2007			Year ended 31 December 2007		
		Underlying* £m	Note i £m	Total £m	Underlying* £m	Note i £m	Total £m	Underlying* £m	Note i £m	Total £m
Revenue	3	260.0	-	260.0	236.7	-	236.7	473.6	-	473.6
Cost of sales		(208.3)	(9.4)	(217.7)	(191.6)	(9.2)	(200.8)	(380.9)	(31.8)	(412.7)
Gross profit		51.7	(9.4)	42.3	45.1	(9.2)	35.9	92.7	(31.8)	60.9
Distribution costs		(23.3)	-	(23.3)	(21.9)	-	(21.9)	(44.0)	-	(44.0)
Administrative expenses		(20.5)	(0.6)	(21.1)	(18.4)	(5.6)	(24.0)	(37.3)	(46.7)	(84.0)
Other operating income	4	0.8	-	0.8	1.5	-	1.5	2.2	-	2.2
Share of profit of associated undertakings		0.1	-	0.1	0.1	-	0.1	0.2	-	0.2
Profit on disposal of associated undertaking		-	-	-	-	-	-	-	0.3	0.3
Profit on disposal of investment	6, 17	-	2.9	2.9	-	-	-	-	-	-
Profit on disposal of businesses	6, 17	-	7.3	7.3	-	-	-	-	-	-
Restructuring costs		-	(2.8)	(2.8)	-	(21.8)	(21.8)	-	(24.9)	(24.9)
Operating profit/(loss) from continuing operations	3	8.8	(2.6)	6.2	6.4	(36.6)	(30.2)	13.8	(103.1)	(89.3)
Investment revenue		0.7	-	0.7	0.3	-	0.3	0.8	-	0.8
Other gains and losses	6,7,17	0.8	-	0.8	-	-	-	-	-	-
Finance costs		(5.9)	-	(5.9)	(6.2)	-	(6.2)	(11.6)	-	(11.6)
Profit/(loss) before tax		4.4	(2.6)	1.8	0.5	(36.6)	(36.1)	3.0	(103.1)	(100.1)
Income tax	8	(1.5)	2.0	0.5	(0.2)	1.9	1.7	0.1	6.6	6.7
Profit/(loss) for the period from continuing operations		2.9	(0.6)	2.3	0.3	(34.7)	(34.4)	3.1	(96.5)	(93.4)
(Loss)/profit for the period from discontinued operations	9	-	-	-	0.2	(20.6)	(20.4)	0.2	(19.3)	(19.1)
Profit/(loss) for the period		2.9	(0.6)	2.3	0.5	(55.3)	(54.8)	3.3	(115.8)	(112.5)
Attributable to:										
Equity holders of the parent		2.9	(0.6)	2.3	0.5	(55.3)	(54.8)	3.3	(115.8)	(112.5)

*Underlying trading results before items described in note i below
Note i: Restructuring costs and non-recurring items as set out in note 6 to the interim financial information
The Condensed Consolidated Income Statement has been prepared in accordance with the accounting policies set out in note 2

Earnings/(loss) per share, attributable to the ordinary equity holders of the parent

	Note	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
From continuing operations:				
Basic	11	1.9p	(28.1)p	(76.3)p
Diluted	11	1.9p	(28.1)p	(76.3)p
From continuing and discontinued operations:				
Basic	11	1.9p	(44.7)p	(91.9)p
Diluted	11	1.9p	(44.7)p	(91.9)p

CONDENSED CONSOLIDATED BALANCE SHEET (unaudited)
As at 30 June 2008

	Note	30 June 2008 £m	30 June 2007 £m	31 December 2007 £m
Non-current assets				
Intangible assets:				
Goodwill		**29.3**	67.4	28.0
Other intangibles		**1.0**	4.5	2.5
Property, plant and equipment	12	**260.5**	268.4	266.4
Investments in associates		**1.6**	1.5	1.5
Other investments		**0.3**	-	0.8
Trade and other receivables		**-**	0.4	-
Deferred tax assets		**0.3**	-	0.5
		293.0	342.2	299.7
Current assets				
Inventories		**55.7**	56.9	62.7
Trade and other receivables		**95.1**	90.9	92.1
Cash and cash equivalents		**36.7**	15.9	17.1
Corporation tax recoverable		**1.9**	1.0	1.4
		189.4	164.7	173.3
TOTAL ASSETS		**482.4**	506.9	473.0
Current liabilities				
Trade and other payables		**(80.5)**	(65.9)	(76.9)
Tax liabilities		**(3.6)**	(3.2)	(3.3)
Obligations under finance leases		**(3.5)**	(2.3)	(2.3)
Bank overdrafts and loans	13	**(6.9)**	(7.8)	(18.1)
Provisions		**(5.4)**	(3.0)	(4.2)
		(99.9)	(82.2)	(104.8)
Net current assets		**89.5**	82.5	68.5
Non-current liabilities				
Bank loans	13	**(145.0)**	(127.6)	(131.9)
Other payables due after one year		**-**	(0.8)	-
Retirement benefit obligations		**(21.0)**	(19.2)	(21.8)
Obligations under finance leases		**(0.2)**	(3.2)	(2.4)
Deferred tax liabilities		**(23.5)**	(31.2)	(24.3)
Provisions		**(2.2)**	(4.9)	(2.5)
		(191.9)	(186.9)	(182.9)
TOTAL LIABILITIES		**(291.8)**	(269.1)	(287.7)
NET ASSETS		**190.6**	237.8	185.3
Equity				
Share capital	15	**6.1**	6.1	6.1
Share premium account	16	**84.5**	84.5	84.5
Merger reserve	16	**93.5**	93.5	93.5
Other reserve	16	**93.1**	93.1	93.1
Capital reserve	16	**0.9**	0.8	0.6
Translation reserve	16	**13.0**	(4.4)	8.1
Hedging reserve	16	**(0.6)**	1.4	(1.5)
Retained earnings	16	**(100.0)**	(37.2)	(99.1)
Equity attributable to equity holders of the parent		**190.5**	237.8	185.3
Minority interest	17	**0.1**	-	-
TOTAL EQUITY		**190.6**	237.8	185.3

This financial information was approved by the Board of Directors on 6 August 2008 and signed on its behalf by
D Dayan Chief Executive Officer **D Abrams** Chief Financial Officer

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (unaudited)
Six months ended 30 June 2008

	Note	Six months ended 30 June 2008 £m	30 June 2007 £m	Year ended 31 December 2007 £m
Operating activities				
Net cash flows from operating activities	18	**26.2**	20.9	36.9
Investing activities				
Interest received		**0.7**	0.4	0.8
Purchase of property, plant and equipment		**(13.4)**	(17.7)	(32.4)
Purchase of intangible assets		**-**	(0.1)	(0.2)
Proceeds from disposal of property, plant and equipment		**0.2**	0.1	0.6
Net proceeds on disposal of businesses	17	**20.1**	41.9	42.0
Cash received from minority interest	17	**0.1**	-	-
Dividends received from associated undertakings		**0.1**	-	0.1
Dividends received from investments		**0.8**	-	-
Net cash inflow from investing activities		**8.6**	24.6	10.9
Financing activities				
Interest paid		**(5.2)**	(6.1)	(11.1)
Interest element of finance leases paid		**(0.1)**	(0.2)	(0.1)
Dividends paid to shareholders		**(3.1)**	(4.8)	(7.0)
Repayment of external loans		**-**	(53.3)	(54.1)
Overdrafts reclassified to cash and cash equivalents		**-**	-	(0.6)
Decrease in finance leases		**(1.4)**	(1.1)	(2.4)
Net cash outflow from financing activities		**(9.8)**	(65.5)	(75.3)
Net increase/(decrease) in cash and cash equivalents		**25.0**	(20.0)	(27.5)
Foreign exchange differences		**0.8**	(0.1)	0.5
Cash and cash equivalents at beginning of period		**8.2**	35.2	35.2
Cash and cash equivalents at end of period		**34.0**	15.1	8.2
Net debt at beginning of period		**(137.6)**	(165.3)	(165.3)
Increase/(decrease) in cash and cash equivalents		**25.0**	(20.0)	(27.5)
Decrease in external loans		**-**	53.3	54.1
Bank loans disposed of		**-**	2.9	2.9
Facility fees amortised		**(0.2)**	(0.1)	(0.2)
Decrease in finance leases		**1.4**	1.1	2.4
Overdrafts reclassified to cash and cash equivalents		**-**	0.6	0.6
Foreign exchange differences		**(7.5)**	2.5	(4.6)
Net debt at end of period		**(118.9)**	(125.0)	(137.6)
Comprising:				
Bank loans		**(149.9)**	(135.6)	(142.0)
Less: unamortised prepaid facility fees		**0.7**	1.0	0.9
Bank loans		**(149.2)**	(134.6)	(141.1)
Finance leases		**(3.7)**	(5.5)	(4.7)
Cash and cash equivalents (including overdrafts)		**34.0**	15.1	8.2
Net debt at end of period		**(118.9)**	(125.0)	(137.6)

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (unaudited)
Six months ended 30 June 2008

	Note	Six months ended 30 June 2008 £m	Six months ended 30 June 2007 £m	Year ended 31 December 2007 £m
Exchange gains/(losses) on translation of foreign operations	16	**11.0**	(3.1)	9.4
Gain/(loss) on interest rate cash flow hedges	16	**1.0**	1.0	(1.7)
Actuarial gains/(losses) on defined benefit pension schemes	16	**0.3**	2.1	(0.7)
Tax on items recognised directly in equity	16	**(0.4)**	(0.2)	0.6
Net income/(expense) recognised directly in equity		**11.9**	(0.2)	7.6
Transferred to profit or loss on interest rate cash flow hedges	16	**(0.1)**	(0.1)	(0.3)
Transferred to profit on disposal of businesses	16	**(6.1)**	-	-
Profit/(loss) for the period		**2.3**	(54.8)	(112.5)
Total recognised income/(expense) for the period		**8.0**	(55.1)	(105.2)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended 30 June 2008

1. General information
The information for the year ended 31 December 2007 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors' report on those accounts was not qualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

2. Accounting policies
The annual financial statements of Fiberweb plc are prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. The condensed set of financial statements included in this interim management report has been prepared in accordance with International Accounting Standard 34 'Interim Financial Reporting', as adopted by the European Union.

The same accounting policies, presentation and methods of computation are followed in the condensed set of financial statements as applied in the Group's latest annual audited financial statements, except as described in note 3 below.

3. Segmental information
Historically, the Group's primary segments were geographic on the basis of the underlying operational management structure and reporting hierarchy. In line with the recent reorganisation of the Group described more fully in the Chief Executive's Review on page 4, the Group's primary segments going forward will be Hygiene and Industrial. Accordingly, we set out below segmental results for both our market and geographic segments. All segments include operations consisting of the manufacture and sale of nonwoven materials.

3a. Primary segments: market

Six months ended 30 June 2008

	Hygiene £m	Industrial £m	Unallocated Corporate £m	**Total £m**
Continuing operations				
External sales by destination	158.4	101.6	-	**260.0**
External sales by origin	158.4	101.6	-	**260.0**
Inter-segment sales	2.1	5.2	(7.3)	-
Underlying operating profit	6.6	5.4	(3.2)	**8.8**
Restructuring costs and other non-recurring items	(7.8)	6.0	(0.8)	**(2.6)**
Segment result from continuing operations	(1.2)	11.4	(4.0)	**6.2**
Investment income				**0.7**
Other gains and losses				**0.8**
Finance costs				**(5.9)**
Profit before tax				**1.8**
Tax				**0.5**
Profit after tax				**2.3**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended 30 June 2008 - continued

3. Segmental information continued

3a. Primary segments: market continued

Six months ended 30 June 2007

	Hygiene £m	Industrial £m	Unallocated Central £m	**Total £m**
Continuing operations				
External sales by destination	134.4	102.3	-	**236.7**
External sales by origin	134.4	102.3	-	**236.7**
Inter-segment sales	3.8	6.1	(9.9)	**-**
Underlying operating profit	5.8	4.2	(3.6)	**6.4**
Restructuring costs and other non-recurring items	(8.5)	(28.1)	-	**(36.6)**
Segment result from continuing operations	(2.7)	(23.9)	(3.6)	**(30.2)**
Investment income				**0.3**
Finance costs				**(6.2)**
Loss before tax				**(36.1)**
Tax				**1.7**
Loss for the period from discontinued operations				**(20.4)**
Loss after tax and discontinued operations				**(54.8)**

The trading results of Discontinued Operations relate entirely to the Hygiene segment and are set out in note 9.

Year ended 31 December 2007

	Hygiene £m	Industrial £m	Unallocated Central £m	**Total £m**
Continuing operations				
External sales by destination	272.4	201.2	-	**473.6**
External sales by origin	272.4	201.2	-	**473.6**
Inter-segment sales	6.8	12.4	(19.2)	**-**
Underlying operating profit	10.1	10.8	(7.1)	**13.8**
Restructuring costs and other non-recurring items	(58.7)	(43.4)	(1.0)	**(103.1)**
Segment result from continuing operations	(48.6)	(32.6)	(8.1)	**(89.3)**
Investment income				**0.8**
Finance costs				**(11.6)**
Loss before tax				**(100.1)**
Tax				**6.7**
Loss for the period from discontinued operations				**(19.1)**
Loss after tax and discontinued operations				**(112.5)**

The trading results of Discontinued Operations relate entirely to the Hygiene segment and are set out in note 9.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended 30 June 2008 - continued

3. Segmental information continued

3b. Secondary segments: geographic

Six months ended 30 June 2008

	Europe £m	North America £m	Rest of World £m	Eliminations £m	Total £m
Continuing operations					
External sales by destination	134.2	95.6	30.2	-	260.0
External sales by origin	138.3	100.4	21.3	-	260.0
Inter-segment sales	5.1	1.8	0.4	(7.3)	-
Underlying operating profit	3.6	4.1	1.1	-	8.8
Restructuring costs and other non-recurring items	(6.4)	(1.2)	5.0	-	(2.6)
Segment result from continuing operations*	(2.8)	2.9	6.1	-	6.2
Investment income					0.7
Other gains and losses					0.8
Finance costs					(5.9)
Profit before tax					1.8
Tax					0.5
Profit after tax					2.3

*Segment result includes £0.1 million profit of associates within Europe.

Six months ended 30 June 2007

	Europe £m	North America £m	Rest of World £m	Eliminations £m	Total £m
Continuing operations					
External sales by destination	108.8	96.7	31.2	-	236.7
External sales by origin	117.8	103.3	15.6	-	236.7
Inter-segment sales	5.1	4.5	0.3	(9.9)	-
Underlying operating profit	3.3	2.4	0.7	-	6.4
Restructuring costs and other non-recurring items	(7.8)	(28.5)	(0.3)	-	(36.6)
Segment result from continuing operations*	(4.5)	(26.1)	0.4	-	(30.2)
Investment income					0.3
Finance costs					(6.2)
Loss before tax					(36.1)
Tax					1.7
Loss for the period from discontinued operations					(20.4)
Loss after tax and discontinued operations					(54.8)

*Segment result includes £0.1 million profit of associates within Europe.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended 30 June 2008 - continued

3. Segmental information - continued

3b. Secondary segments: geographic

Discontinued operations
Discontinued operations had the following effect on the segment results of Europe and North America, analysed into continuing and discontinued components.

Six months ended 30 June 2007

	Europe			North America		
	Continuing £m	Discontinued £m	**Total £m**	Continuing £m	Discontinued £m	**Total £m**
Revenue						
External sales by origin	117.8	16.0	**133.8**	103.3	15.5	**118.8**
Result						
Underlying operating profit	3.3	0.7	**4.0**	2.4	(0.4)	**2.0**
Restructuring costs and other non-recurring items	(7.8)	-	**(7.8)**	(28.5)	-	**(28.5)**
Segment result	(4.5)	0.7	**(3.8)**	(26.1)	(0.4)	**(26.5)**

External sales originating in the Rest of World for discontinued operations was £nil.

The segment result from discontinued operations in Europe stated above is before net interest expense of £nil. The segment result from discontinued operations after net interest expense is equal to the profit before tax from discontinued operations disclosed in note 9, which provides a reconciliation to the net loss from discontinued operations.

Year ended 31 December 2007

	Europe £m	North America £m	Rest of World £m	Eliminations £m	**Total £m**
Continuing operations					
External sales by destination	225.5	197.9	50.2	-	**473.6**
External sales by origin	238.9	198.5	36.2	-	**473.6**
Inter-segment sales	9.5	9.2	0.5	(19.2)	**-**
Underlying operating profit	9.6	3.2	1.0	-	**13.8**
Restructuring costs and other non-recurring items	(12.1)	(81.4)	(9.6)	-	**(103.1)**
Segment result from continuing operations*	(2.5)	(78.2)	(8.6)	-	**(89.3)**
Investment income					**0.8**
Finance costs					**(11.6)**
Loss before tax					**(100.1)**
Tax					**6.7**
Loss for the period from discontinued operations					**(19.1)**
Loss after tax and discontinued operations					**(112.5)**

*Segment result includes £0.2million profit of associates within Europe.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended 30 June 2008 - continued

3. Segmental information - continued

3b. Secondary segments: geographic

Discontinued operations
Discontinued operations had the following effect on the segment results of Europe and North America, analysed into continuing and discontinued components.

Year ended 31 December 2007

	Europe			North America		
	Continuing £m	Discontinued £m	**Total £m**	Continuing £m	Discontinued £m	**Total £m**
Revenue						
External sales by origin	238.9	16.0	**254.9**	198.5	15.5	**214.0**
Result						
Underlying operating profit	9.6	0.7	**10.3**	3.2	(0.4)	**2.8**
Restructuring costs and other non-recurring items	(12.1)	-	**(12.1)**	(81.4)	-	**(81.4)**
Segment result	(2.5)	0.7	**(1.8)**	(78.2)	(0.4)	**(78.6)**

External sales originating in the Rest of World for discontinued operations was £nil.

The segment result from discontinued operations in Europe stated above is before net interest expense of £nil. The segment result from discontinued operations after net interest expense is equal to the loss before tax from discontinued operations disclosed in note 9, which provides a reconciliation to the net loss from discontinued operations.

4. Other operating income

Other operating income for the six months ended 30 June 2008 of £0.8 million comprises government grants, rental income and other sundry items.

Other operating income for the six months ended 30 June 2007 of £1.5 million and for the year ended 31 December 2007 of £2.2 million includes £0.7 million from a third party in respect of a license fee for the right to use Hygiene nonwoven technology developed by Fiberweb. Other operating income for the year ended 31 December 2007 also includes £0.8 million compensation for loss of profit in respect of the delayed airlaid line installation in our Korma, Italy facility.

5. Write-down of inventories

During the current period, further non-recurring write-downs of £0.3 million were recognised to reduce US Industrial inventories, previously written down as a result of restructuring actions, to their current net realisable value. During the six months ended 30 June 2007 and the year ended 31 December 2007, £5.8 million of inventory write-downs were charged to profit or loss in respect of inventories of products carried by our US Industrial nonwovens businesses, comprising £4.7 million in respect of the restructuring initiative in Americas Industrial and £1.1 million in respect of the closure of the site at Gray Court. The write-down reduced the carrying amount of inventories to their net realisable value.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended 30 June 2008 - continued

6. Restructuring costs and non-recurring items

	Six months ended 30 June 2008 £m	Six months ended 30 June 2007 £m	Year ended 31 December 2007 £m
Cost of sales	**(9.4)**	(9.2)	(31.8)
Administrative expenses	**(0.6)**	(5.6)	(46.7)
Profit on disposal of associated undertaking	**-**	-	0.3
Profit on disposal of investment	**2.9**	-	-
Profit on disposal of businesses	**7.3**	-	-
Restructuring costs	**(2.8)**	(21.8)	(24.9)
	(2.6)	(36.6)	(103.1)

Restructuring costs and other non-recurring items included within statutory profit before tax amounted to £2.6 million (six months ended 30 June 2007: £36.6 million; year ended 31 December 2007: £103.1 million). The main items included within this are:

- Six months ended 30 June 2008:

  - Non-recurring cost of sales of £9.4 million comprising:
    (i) impairments of £8.8 million in respect of non-US Hygiene production equipment;
    (ii) losses of £0.3 million realised on disposal of written down inventory in our US Industrial nonwovens business, and
    (iii) further write-downs of £0.3 million to bring the remaining product down to its current net realisable value following restructuring in this business last year.

  - Non-recurring administrative expenses of £0.6 million in respect of professional fees and other costs related to the aborted discussions between Fiberweb and Avgol Industries 1953 Limited in respect of a possible offer for Fiberweb.

  - £2.9 million profit on disposal of the Group's 15% equity investment in Saudi German Nonwovens Products Co. (SGN) – refer note 17.

  - £7.3 million profit on disposal of the shares in Fiberweb Bidim Industria e Comecio de Nao-Tecidos Ltda (Bidim), including £6.1 million in respect of recycled exchange gains previously recognised in the Group's translation reserve (refer notes 16 and 17).

  - Non-recurring restructuring costs of £2.8 million comprising:
    (i) £2.6 million of severance costs across both Hygiene and Industrial businesses in respect of ongoing programmes to streamline the Group's structure to better serve customers, and
    (ii) £0.2 million of costs to relocate certain assets in connection with the further rationalisation of the Group's Hygiene site at Simpsonville, SC, USA.

6. Restructuring costs and non-recurring items - continued

- Six months ended 30 June 2007:

  - Non-recurring cost of sales of £9.2 million comprising:

    (i) a £4.7 million write-down of inventory in our US Industrial nonwovens business to bring product down to its net realisable value following restructuring in this business, and

    (ii) a £4.5 million impairment of a specialist production line in Germany to reflect slower than expected adoption of elastic nonwovens.

  - Non-recurring administrative expenses of £5.6 million comprising:

    (i) a £1.6 million impairment of goodwill in respect of a specialist production line in Germany, and

    (ii) a £4.0 million impairment of goodwill in respect of our US Industrial business at our Gray Court facility, following the announcement of the closure of this site.

  - Non-recurring restructuring costs of £21.8 million comprising:

    (i) £15.0 million of fixed asset write-downs, £1.1 million of inventory write-downs and £1.1 million of severance and closure costs in respect of our Gray Court facility;

    (ii) £1.7 million and £0.3 million respectively in respect of headcount reductions at our European Hygiene business Corovin and our Brazilian site, Bidim;

    (iii) £1.9 million of severance and other restructuring costs in our US Industrial business at Old Hickory, and

    (iv) £0.7 million loss on disposal of our cotton-bleaching business at Griswoldville.

- Year ended 31 December 2007

  - Non-recurring cost of sales of £31.8 million comprising:

    (i) a £4.7 million write-down of inventory in our US Industrial nonwovens business to bring product down to its net realisable value following restructuring in this business during the first half of the year;

    (ii) a £5.5 million write-down of assets in relation to a specialist US Hygiene production line as raw material price increases resulted in the contract becoming commercially unviable;

    (iii) a £0.9 million impairment of US Industrial assets at AQF, our air quality filtration business, due to new competing technology negatively impacting future sales projections of our automotive cabin air product;

    (iv) a £1.8 million impairment in respect of other US assets across both Hygiene and Industrial units in response to the above issues;

    (v) a £9.4 million write-down in respect of assets in our Asian Hygiene business and a £2.7 million impairment in Hygiene Mexico, due to slower than expected demand from a major customer;

    (vi) a £6.0 million impairment of a specialist production line in Germany to reflect slower than expected adoption of elastic nonwovens, and

    (vii) a £0.8 million impairment in respect of older Hygiene production lines in Sweden and Germany.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended 30 June 2008 - continued

6. Restructuring costs and non-recurring items - continued

- Non-recurring administrative expenses of £46.7 million comprising:
(i) a £1.6 million impairment of goodwill in respect of a specialist production line in Germany;
(ii) a £4.0 million impairment of goodwill in respect of our US Industrial business at our Gray Court facility following the closure of this site;
(iii) a £1.4 million impairment of other goodwill attributed to the converting activity within US Industrial that is under commercial review;
(iv) a £4.9 million impairment in respect of AQF goodwill, and
(v) a £34.8 million impairment in respect of goodwill attributed to the Veratec businesses, largely in response to lower than expected demand at our Mexican Hygiene operation.

- Non-recurring gain on the sale of intellectual property in December 2007 of £0.3 million in connection with the Group's disposal of its interest in associate Advanced Design Concepts GmbH (ADC).

- Non-recurring restructuring costs of £24.9 million comprising:
(i) £15.0 million of fixed asset write-downs, £1.1 million of inventory write-downs and £0.9 million of severance and closure costs in respect of our Gray Court facility;
(ii) £3.5 million and £0.2 million respectively in respect of headcount reductions in Europe and Brazil;
(iii) £3.1 million of severance and other restructuring costs in our US Industrial business at Old Hickory;
(iv) £0.3 million of abortive acquisition costs, and
(v) £0.8 million loss on disposal of our cotton-bleaching business at Griswoldville in June 2007.

7. Other gains and losses

Other gains and losses of £0.8 million (six months ended 30 June 2007 and year ended 31 December 2007: £nil) comprise dividends received from SGN, prior to its disposal in May 2008 (see notes 6 and 17).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended 30 June 2008 - continued

8. Taxation

Underlying income tax for the six month period is charged at 34.0% (six months ended 30 June 2007: 35.0%; year ended 31 December 2007: (3.3)%), representing the best estimate of the average annual effective income tax rate expected for the full year, applied to the underlying pre-tax income of the six month period. The effective rate of tax on underlying continuing profits in the year ended 31 December 2007 of (3.3)% was low as a result of prior year adjustments in relation to both current and deferred taxation where liabilities were reduced due to both over provisions and reduced rates of taxation. The tax charge on underlying continuing profits for the year ended 31 December 2007 after adjusting for the prior year credits represented a tax rate of 33.3%.

Corporation tax payable on the gain on disposal of SGN of £0.7 million offsets corporation tax credits of £0.7 million in respect of non-recurring restructuring costs during the six months ended 30 June 2008 (six months ended 30 June 2007 and year ended 31 December 2007: £nil). Deferred tax credits of £2.0 million (six months ended 30 June 2007: £1.9 million; year ended 31 December 2007: £6.5 million) have been recognised in respect of non-recurring impairment losses.

Current tax all relates to overseas operations. The deferred tax credits of £0.3 million in the six months ended 30 June 2008 include £0.2 million relating to the UK operations. For the six months ended 30 June 2007, current and deferred tax all relates to overseas operations. The total tax credit for the year ended 31 December 2007, includes a charge of £0.3 million in respect of UK operations, with all other tax items in this period relating to overseas operations.

Domestic income tax is calculated at 28% (six months ended 30 June 2007 and year ended 31 December 2007: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

9. Discontinued operations

There are no discontinued operations in the six months ended 30 June 2008.

On 25 May 2007, the Group completed the disposal of the shares of Fiberweb Tenotex SAU and Fiberweb Holdings SLU and the trade and assets of Fiberweb Tecnofibra Srl and the Bethune hygiene wipes business within Fiberweb Inc. (Hygiene Wipes) to Ahlstrom Corporation.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended 30 June 2008 - continued

9. Discontinued operations continued

For the six months ended 30 June 2007 the results of the discontinued Hygiene Wipes operations which were included in the consolidated income statement were as follows:

	Underlying £m	Non-recurring £m	Total £m
Revenue	31.5	-	31.5
Expenses	(31.2)	-	(31.2)
Profit before tax	0.3	-	0.3
Income tax	(0.1)	0.6	0.5
Loss on disposal of discontinued operations	-	(21.2)	(21.2)
Profit/(loss) from discontinued operations	0.2	(20.6)	(20.4)

For the year ended 31 December 2007 the results of the discontinued Hygiene Wipes operations which were included in the consolidated income statement were as follows:

	Underlying £m	Non-recurring £m	Total £m
Revenue	31.5	-	31.5
Expenses	(31.2)	-	(31.2)
Profit before tax	0.3	-	0.3
Income tax	(0.1)	1.6	1.5
Loss on disposal of discontinued operations	-	(20.9)	(20.9)
Profit/(loss) from discontinued operations	0.2	(19.3)	(19.1)

During the six months ended 30 June 2007 and the year ended 31 December 2007, the net operating cash outflow from Hygiene Wipes was £1.2 million. Additionally, Hygiene Wipes paid £0.3 million in respect of investing activities and £0.1 million in respect of financing activities.

The effect of discontinued operations on segment results is disclosed in note 3.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended 30 June 2008 - continued

10. Dividends

	Six months ended 30 June 2008 £m	30 June 2007 £m	Year ended 31 December 2007 £m
Amounts recognised as distributions to equity holders in the period:			
Final dividend for the year ended 31 December 2007 of 2.5 pence (2006: 3.95 pence) per share	**3.1**	4.8	4.8
Interim dividend for the year ended 31 December 2007 of 1.7 pence per share			2.2
			7.0
Proposed interim dividend for the year ended 31 December 2008 of 1.7 pence (2007: 1.7 pence) per share	**2.2**	2.2	
Proposed final dividend for the year ended 31 December 2007 of 2.5 pence per share			3.1

The proposed interim dividend was approved by the Board on 6 August 2008 and has not been included as a liability on the balance sheet at 30 June 2008.

11. Earnings per share

From continuing and discontinued operations Earnings	Six months ended 30 June 2008 £m	30 June 2007 £m	Year ended 31 December 2007 £m
Basic and diluted:			
Profit/(loss) for the period – basic earnings/(loss) attributable to ordinary shareholders	**2.3**	(54.8)	(112.5)
Restructuring costs and non-recurring items	**2.6**	57.8	124.0
Tax on restructuring costs and non-recurring items	**(2.0)**	(2.5)	(8.2)
Adjusted earnings	**2.9**	0.5	3.3
Number of shares			
Weighted average number of 5p ordinary shares:			
For basic earnings per share	**122,440,375**	122,440,375	122,440,375
For diluted earnings per share	**122,440,375**	122,440,375	122,440,375

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended 30 June 2008 - continued

11. Earnings per share - continued

From continuing and discontinued operations

	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
Earnings/(loss) per share			
Basic:			
Adjusted	**2.4p**	0.4p	2.7p
Unadjusted	**1.9p**	(44.7)p	(91.9)p
Diluted:			
Adjusted	**2.4p**	0.4p	2.7p
Unadjusted	**1.9p**	(44.7)p	(91.9)p

From continuing operations

Earnings	Six months ended 30 June 2008 £m	Six months ended 30 June 2007 £m	Year ended 31 December 2007 £m
Basic and diluted:			
Profit/(loss) for the period from continuing operations	**2.3**	(34.4)	(93.4)
Total adjusted earnings for continuing and discontinued operations	**2.9**	0.5	3.3
Adjustments to exclude profit for the period from discontinued operations	**-**	(0.2)	(0.2)
Adjusted earnings from continuing operations	**2.9**	0.3	3.1
Number of shares			
Weighted average number of 5p ordinary shares:			
For basic earnings per share	**122,440,375**	122,440,375	122,440,375
For diluted earnings per share	**122,440,375**	122,440,375	122,440,375
Earnings/(loss) per share – continuing operations			
Basic:			
Adjusted	**2.4p**	0.3p	2.6p
Unadjusted	**1.9p**	(28.1)p	(76.3)p
Diluted:			
Adjusted	**2.4p**	0.3p	2.6p
Unadjusted	**1.9p**	(28.1)p	(76.3)p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended 30 June 2008 - continued

11. Earnings per share - continued

From discontinued operations	Six months ended 30 June 2008	30 June 2007	Year ended 31 December 2007
Earnings	**£m**	£m	£m
Basic and diluted:			
Profit/(loss) for the period – basic loss attributable to ordinary shareholders	-	(20.4)	(19.1)
Restructuring costs and non-recurring items	-	21.2	20.9
Tax on restructuring costs and non-recurring items	-	(0.6)	(1.6)
Adjusted earnings from discontinued operations	-	0.2	0.2
Number of shares			
Weighted average number of 5p ordinary shares:			
For basic earnings per share	**122,440,375**	122,440,375	122,440,375
For diluted earnings per share	**122,440,375**	122,440,375	122,440,375
Earnings/(loss) per share – continuing operations			
Basic:			
Adjusted	-	0.1p	0.1p
Unadjusted	-	(16.6)p	(15.6)p
Diluted:			
Adjusted	-	0.1p	0.1p
Unadjusted	-	(16.6)p	(15.6)p

Adjusted earnings per share are shown calculated on earnings before restructuring costs and non-recurring items because the directors consider this gives a better indication of underlying performance.

12. Property, plant and equipment

During the period, the Group spent £13.4 million in total on new equipment. This included £3.1 million in respect of the installation of the new airlaid manufacturing plants in China and Italy, and the Group also paid £5.2 million in respect of the new spunbond line being installed in Italy.

The Group also disposed of certain of its machinery and tools with carrying amounts of £0.2 million for proceeds of £0.2 million.

13. Bank overdrafts and loans

During the period, £1.5 million draw-downs were made under the Group's revolving credit facility. Repayments of other bank loans amounting to £1.5 million were also made during the period, in line with previously disclosed repayment terms.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended 30 June 2008 - continued

14. Share-based payments

The total expense recognised in the period in respect of share-based payments is £0.3 million (six months ended 30 June 2007: £0.7 million; year ended 31 December 2007: £0.5 million).

15. Share capital

Share capital at 30 June 2008 amounted to £6.1 million. No shares were issued or repurchased during the period.

16. Movements on reserves

	Share premium £m	Merger reserve £m	Other reserve £m	Capital reserve £m	Hedging reserve £m	Translation reserve £m	Retained Earnings £m
As at 1 January 2007	**84.5**	**93.5**	**93.1**	**0.1**	**0.5**	**(1.3)**	**20.5**
Exchange differences on translation of foreign operations	-	-	-	-	-	(3.1)	-
Actuarial gains	-	-	-	-	-	-	2.1
Deferred tax on items taken directly to reserves	-	-	-	-	-	-	(0.2)
Loss for the period	-	-	-	-	-	-	(54.8)
Dividends paid	-	-	-	-	-	-	(4.8)
Net increase in fair value movement of interest rate cash flow hedging derivatives	-	-	-	-	0.9	-	-
Share option costs	-	-	-	0.7	-	-	-
As at 30 June 2007	**84.5**	**93.5**	**93.1**	**0.8**	**1.4**	**(4.4)**	**(37.2)**
Exchange differences on translation of foreign operations	-	-	-	-	-	12.5	-
Actuarial losses	-	-	-	-	-	-	(2.8)
Deferred tax on items taken directly to reserves	-	-	-	-	-	-	0.8
Loss for the period	-	-	-	-	-	-	(57.7)
Dividends paid	-	-	-	-	-	-	(2.2)
Net increase in fair value movement of interest rate cash flow hedging derivatives	-	-	-	-	(2.9)	-	-
Share option costs	-	-	-	(0.2)	-	-	-
As at 31 December 2007	**84.5**	**93.5**	**93.1**	**0.6**	**(1.5)**	**8.1**	**(99.1)**

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended 30 June 2008 - continued

16. Movements on reserves - continued

	Share premium £m	Merger reserve £m	Other reserve £m	Capital reserve £m	Hedging reserve £m	Translation reserve £m	Retained Earnings £m
As at 31 December 2007	**84.5**	**93.5**	**93.1**	**0.6**	**(1.5)**	**8.1**	**(99.1)**
Exchange differences on translation of foreign operations	-	-	-	-	-	11.0	-
Exchange gains transferred to profit on disposal of businesses	-	-	-	-	-	(6.1)	-
Actuarial gains	-	-	-	-	-	-	0.3
Deferred tax on items taken directly to reserves	-	-	-	-	-	-	(0.4)
Profit for the period	-	-	-	-	-	-	2.3
Dividends paid	-	-	-	-	-	-	(3.1)
Net increase in fair value of interest rate cash flow hedging derivatives	-	-	-	-	0.9	-	-
Share option costs	-	-	-	0.3	-	-	-
As at 30 June 2008	**84.5**	**93.5**	**93.1**	**0.9**	**(0.6)**	**13.0**	**(100.0)**

17. Acquisitions and disposals

Six months ended 30 June 2008

(i) On 20 June 2008 the Group sold the entire issued share capital of its subsidiary Bidim to Mexichem Amanco Holdings S.A de C.V. (Mexichem) for gross proceeds of BRL 55.5 million/£17.6 million. BRL 2.8 million/£0.9 million of the proceeds are being held in escrow pending satisfaction of post-completion responsibilities and will be released by 31 December 2008. The escrow balance is included as deferred consideration within Trade and Other Receivables within current assets on the Group's balance sheet at 30 June 2008. The Group also received US$4.8 million/£2.7 million in consideration for its agreement not to compete with Bidim in South America for a period of 42 months, which was satisfied by the assignment to the purchaser of certain obligations of the Group to Bidim. Bidim was neither a separate segment for the Group, nor material to the Group's consolidated results and is therefore not a discontinued operation for the purposes of IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations".

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended 30 June 2008 - continued

17. Acquisitions and disposals - continued

Six months ended 30 June 2008 - continued

The net assets of Bidim at the date of disposal, at 30 June 2007 and 31 December 2007 were as follows:

	20 June 2008 £m	30 June 2007 £m	31 December 2007 £m
Property, plant and equipment	9.0	7.2	7.9
Intangible assets	0.1	-	0.1
Inventories	2.5	2.0	2.1
Trade receivables	3.0	3.1	3.3
Other receivables	2.0	1.1	1.2
Current tax liability	(0.7)	(0.4)	(0.4)
Deferred tax liability	(0.2)	(0.1)	(0.2)
Trade payables	(1.2)	(0.7)	(0.6)
Other payables	(1.3)	(0.6)	(0.7)
Cumulative translation reserve	(6.1)	(3.5)	(4.9)
	7.1	8.1	7.8
Gain on disposal	7.3		
Total consideration (net of disposal costs)	14.4		
Satisfied by – Cash	14.4		

The following table highlights Bidim's contribution to the Group's trading performance and cash flows in the period ended 20 June 2008, in the six months ended 30 June 2007 and in the year ended 31 December 2007:

	20 June 2008 £m	30 June 2007 £m	31 December 2007 £m
Sales	7.9	6.5	14.2
Underlying operating profit	0.4	0.7	1.3
Profit before tax	0.9	0.5	0.9
Net operating cash inflow	1.1	1.2	1.8
Cash outflow from investing activities	-	(0.3)	(1.2)
Cash outflow from financing activities	-	-	(0.1)

(ii) On 21 May 2008, the Group sold its 15% investment in SGN for US$7.3 million/£3.5 million. The Group recognised a gain on disposal of £2.9 million before tax of £0.7 million. Prior to the disposal, the Group received dividends of £0.8 million from SGN in respect of its share of prior period profits.

(iii) In December 2007, the Board approved a cash investment of £1.25 million/US$2.5 million in respect of its share of a new subsidiary in Hengguan, China. The Group will own 65% of the newly created entity and will control the day-to-day operations. Its partner, Tianjin Hengguan Nonwoven Company Limited, will contribute primarily assets in respect of its 35% share. As at 30 June 2008, the Group had contributed £0.2 million in cash in exchange for 65% of the issued share capital of the subsidiary and the minority had contributed £0.1 million. The remaining investment will be made in the second half of the financial year and the entity is expected to commence trading towards the end of the calendar year.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended 30 June 2008 - continued

17. Acquisitions and disposals - continued

Six months ended 30 June 2007 and year ended 31 December 2007

As referred to in note 9, on 25 May 2007 the Group disposed of its interests in Fiberweb Tenotex SAU and Fiberweb Holdings SLU and the trade and assets of Fiberweb Tecnofibra Srl and the Bethune hygiene wipes business within Fiberweb Inc.

The net assets of the disposal group at the date of disposal and at 31 December 2006 were as follows:

	25 May 2007 £m	31 December 2006 £m
Property, plant and equipment	29.6	31.3
Intangible assets	0.1	0.2
Inventories	10.2	11.1
Trade receivables	14.5	13.1
Other receivables	0.7	0.8
Bank balances and cash	1.0	0.8
Retirement benefit obligation	(0.6)	(0.6)
Current tax liability	-	-
Deferred tax liability	(0.5)	(0.4)
Trade payables	(7.2)	(9.1)
Other payables	(3.1)	(2.9)
External borrowings	(2.9)	(2.9)
Attributable goodwill	18.9	18.9
Cumulative translation reserve	0.9	0.6
	61.6	60.9
Loss on disposal	(20.9)	
Total consideration (net of disposal costs)	40.7	
Satisfied by – Cash	40.7	

The impact of the disposal group on the Group's results in the current and prior periods is disclosed in note 3.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended 30 June 2008 - continued

18. Cash flow from operating activities

	Six months ended 30 June 2008 £m	Six months ended 30 June 2007 £m	Year ended 31 December 2007 £m
Operating profit/(loss) from continuing operations	**6.2**	(30.2)	(89.3)
Operating profit from discontinued operations	**-**	0.3	0.3
Share of profit from associates	**(0.1)**	(0.1)	(0.2)
Profit/(loss) from operations	**6.1**	(30.0)	(89.2)
Depreciation of property, plant and equipment	**15.0**	17.2	32.6
Amortisation of intangible assets	**0.2**	0.6	0.9
(Profit)/loss on sale of property, plant and equipment	**-**	(0.1)	0.6
Increase in provisions	**0.4**	1.7	0.6
Additional pension scheme contributions	**(1.3)**	(1.0)	(2.6)
Share-based payments	**0.4**	0.7	0.5
Gain on disposal of investment	**(2.9)**	-	-
Gain on disposal of businesses	**(7.3)**	-	-
Goodwill impairment	**-**	5.6	46.7
Non-recurring impairment and asset write-downs	**8.8**	19.8	43.5
Non-recurring inventory write-downs	**0.3**	5.8	5.8
Other non-cash non-recurring items	**-**	-	(0.9)
Other non-cash items	**2.3**	(0.2)	(0.9)
Operating cash flows before movement in working capital	**22.0**	20.1	37.6
Decrease in working capital	**5.3**	1.1	2.4
Cash generated by operations	**27.3**	21.2	40.0
Income taxes paid	**(1.1)**	(0.3)	(3.1)
Net cash from operating activities	**26.2**	20.9	36.9

19. Contingent liabilities
The Fiberweb business is party to legal proceedings and claims which arise in the normal course of business, including specific product liability and environmental claims in Fiberweb Americas. Any liabilities are likely to be mitigated by legal defences, insurance, reserves and third party indemnities.

The directors do not currently anticipate that the outcome of the proceedings and claims set out above either individually, or in aggregate, will have a material adverse effect upon Fiberweb's financial position.

20. Retirement obligations
The defined benefit obligation as at 30 June 2008 is estimated on a year to date basis, based on the latest actuarial valuation as at 31 December 2007, with financial assumptions updated to reflect market conditions at 30 June 2008 where appropriate.

The defined benefit plan assets have been updated to reflect their market value as at 30 June 2008. Differences between the expected return on assets and the actual return on assets have been recognised as an actuarial gain in the condensed consolidated statement of recognised income and expense in accordance with the Group's accounting policy.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended 30 June 2008 - continued

21. Related party transactions

Transactions between Fiberweb plc and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between Fiberweb and other related parties are detailed below.

	Six months ended 30 June 2008 £m	30 June 2007 £m	Year ended 31 December 2007 £m
Net amounts owed by/ (due to) former parent company			
- other payables	-	(0.1)	-
- tax indemnity	3.5	3.5	3.5

REGULATORY MATTERS

Key performance indicators – further discussion

As set out in our most recent annual report, we implement and monitor our performance against our strategy with reference to six key performance indicators (KPIs). These KPIs are applied on a Group-wide basis. Performance in the six months ended 30 June 2008 for the five financial KPIs are set out in the table below, together with the performance data for the six months ended 30 June 2007 and the year ended 31 December 2007. The source of data and calculation methods used are consistent with those disclosed in the 2007 annual report.

	Definition/ description	Purpose	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
Financial KPIs					
Operating margins	Underlying operating profit from continuing businesses	Measure progress in improving returns in an underperforming business	3.4%	2.7%	2.9%
Earnings growth (adjusted EPS)	Increase in underlying earnings	Measure success in improving shareholder returns	687%	(91%)	(49%)
Return on invested capital %	Underlying operating profit from continuing operations/ total net assets prior to impairment, excluding cash and non-interest bearing liabilities	Measure success in improving returns on our assets	4.8%	2.5%	2.9%
Revenue growth in Industrial	Third party sales growth in Industrial	Measure growth in strategically important businesses	(0.7)%*	(2.3)%*	1.2%*
Operating cash flow	Net cash flows from operating activities, before investing and financing activities	Generating cash available for reinvestment or distribution	£26.2m	£20.9m	£36.9m

*(4.8)% at constant currency (six months ended 30 June 2007: 5.2%; year ended 31 December 2007: 4.6%)

Underlying operating margins have improved from 2.7% in the first half last year to 3.4%. First half underlying operating margin of 3.4% is also an improvement over the second half last year, where return on sales was 3.1%. The Group's margin improvement has been achieved through focused effort to exit unprofitable markets, improve manufacturing efficiencies and streamline costs to combat increasing raw material, energy and freight costs.

Earnings growth was positive as a result of the margin improvement, with continuing adjusted EPS of 2.4 pence (six months ended 30 June 2007: 0.3 pence).

Return on Invested Capital has improved further to 4.8% from 2.9% for the full year ended 31 December 2007 (six months ended 30 June 2007: 2.5%). This continued improvement reflects the actions taken over the last twelve months to boost profitability through both cost reduction programmes and strategic exits from lower margin markets, as well as the sale of our weaker businesses, such as Hygiene Wipes in May 2007, to focus on assets that generate higher returns.

After allowing for currency movements, ***Industrial revenues*** fell by 4.8% to £101.6 million. The sales reduction results from both strategic exits from non-profitable markets following last year's detailed review of margins and the on-going slow down in the construction sector in both the US and Europe, with the resultant pressure on prices. However, through focused effort on cost reduction programmes and improving manufacturing efficiencies, we have seen underlying operating margins in our Industrial businesses strengthen to 5.3% versus 4.1% last year.

Operating cash flow of £26.2 million is ahead of the same period last year driven mainly by improved operating profit and strong working capital performance.

Related party transactions
Related party transactions are disclosed in note 21 to the condensed consolidated financial statements.

There have been no material changes to the related party transactions described in the last annual report.

Risks and uncertainties
There are a number of risks and uncertainties which could have a material impact on the Group's performance over the remaining six months of the financial year and could cause actual results to differ materially from expected and historical results. Further information on the principal long-term risks and uncertainties facing the Group is included in our latest annual report on page 24.

Raw material costs
Raw materials represent the single most important input for Fiberweb's production, representing just over 50% of sales revenues. Although there are a variety of raw materials used by Fiberweb, the key raw materials are polypropylene and polyester. The prices of polypropylene and polyester are a function of, among other things, the price of crude oil and monomer and polymer manufacturing capacity and demand.

Fiberweb's business has been affected by significant increases in raw materials over the last three years and the high prices of raw materials, especially polypropylene, have put pressure on the Group's margins. The trend of increasing oil prices has continued throughout the first half; during this period, the Group has seen price increases in the US, whilst prices in Europe have fallen in response to increased production capacity. While Fiberweb has been able to pass on the majority of polypropylene price increases to its customers, albeit with a time lag, there

remains a material exposure to movements in raw material prices, which could have a material adverse effect on Fiberweb's second half trading results and financial condition.

Economics, market and trading conditions
Fiberweb's results could vary significantly from period to period as a result of a variety of factors, some of which are outside of its control. These factors include general economic conditions, conditions specific to the market and conditions specific to Fiberweb. The most relevant exposures as Fiberweb moves into the second half continue to centre around the on-going weakness in construction markets and pressure on consumer spending, which could have an adverse impact on the Group's trading results and cash flows, as well as the risk of unrecoverable increases in energy and logistics costs, which could have an impact across the Group.

Customer dependency
Across certain markets in which Fiberweb operates, there is a high degree of dependency on maintaining good relationships with a relatively small number of key customers. The failure of Fiberweb and its key customers to renew contracts could result in a significant reduction in the demand for its products. This is particularly the case for Procter & Gamble, which, through a large number of different contracts and purchasing arrangements of varying durations, accounted for approximately 30% of sales in the six months ended 30 June 2008 and in the year ended 31 December 2007.

Financial covenants
Fiberweb has financial covenants relating to its main source of long-term funding and expects to comply with these covenants. In the event that forecast profitability is not achieved, there is a risk that Fiberweb's long-term funding would need to be renegotiated. The Group manages compliance with these covenants through careful monitoring of operating performance and cash flows, regular forecasts of future performance and tight management of capital expenditure and other discretionary cash flows. The proceeds from the sale of SGN and the disposal of Bidim in the first half have been used to pay down debt, which has improved covenant headroom.

Foreign currency risk
Fiberweb operates globally, with the majority of its profits earned outside the UK. The Group has significant investments around the world, with the largest proportion in the United States. As a result, the Group is subject to translation risk due to movements between various currencies (mainly the US Dollar and the Euro) and its reporting currency, Sterling. In order to mitigate the effect of foreign exchange movements on its reported earnings, the Group borrows in the currencies of its operations, thus creating a natural hedge for a proportion of its balance sheet. Significant fluctuations in the exchange cross rates can have a material impact on the Group's trading results.

INDEPENDENT REVIEW REPORT TO FIBERWEB PLC

Introduction
We have been engaged by the company to review the condensed consolidated set of financial statements in the interim management report for the six months ended 30 June 2008 which comprises the condensed consolidated income statement, the condensed consolidated balance sheet, the condensed consolidated statement of recognised income and expense, the condensed consolidated cash flow statement and related notes 1 to 21. We have read the other information contained in the interim management report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated set of financial statements.

This report is made solely to the company in accordance with International Standard on Review Engagements 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The interim management report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim management report in accordance with the Disclosure and Transparency Rules of the United Kingdoms' Financial Services Authority.

As disclosed in note 2, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated set of financial statements included in this interim management report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility
Our responsibility is to express to the company a conclusion on the condensed consolidated set of financial statements in the interim management report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the interim management report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdoms' Financial Services Authority.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditor
6 August 2008
London, UK

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Fiberweb plc

2. Reason for the notification

An acquisition or disposal of voting rights: (x)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):
Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3.) (iv):
Vidacos Nominees

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
5 August 2008

6. Date on which issuer notified:
6 August 2008

7. Threshold(s) that is/are crossed or reached:
5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB00B1FMH067	6,082,560	6,082,560

Resulting situation after the triggering transaction (viii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
		Direct (x)	Indirect (xi)	Direct	Indirect
GB00B1FMH067					
	6,498,600	3,512,942	2,985,658	2.869%	2.438%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
6,498,600	5.308%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Standard Life Investments

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Alison Kennedy
Corporate Governance Manager – Engagement
Standard Life Investments Ltd

15. Contact telephone number:
(0131) 245 2289

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Fiberweb plc

2. Reason for the notification (please state **Yes/No**): ( )

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii)**:**

F & C Asset Management Plc

4. Full name of shareholder(s) (if different from 3.) (iv):

See box 9 below

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v)**:**

5/8/2008

6. Date on which issuer notified:

6/8/2008

7. Threshold(s) that is/are crossed or reached:

11%, 10%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)

G8000BIFMH067	Number of shares	Number of voting Rights (viii)
	13,829,594	13,829,594

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
	12,227,109	-	12,227,109	-	9.99%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
12,227,109	9.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Client	No of Voting Rights	% of total Voting rights	Registered name
British Assets Trust FPLLA Life Monthly	4,382,962	3.58	Chase Nominees Ltd HSBC GS Nominees Ltd

Proxy Voting:

10. Name of the proxy holder

F& C Asset Mangement plc

11. Number of voting rights proxy holder will cease to hold

NA

12. Date on which proxy holder will cease to hold voting rights:

NA

13. Additional information:

....

14. Contact name:

Mike Bassi, F&C Asset Management plc

15. Contact telephone number:

0131 718 1093

END